Intcomex, Inc.

3505 NW 107th Avenue

Miami, FL 33178

www.intcomex.com

October 3, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Stephen G. Krikorian
Accounting Branch Chief

Re:	SEC Comment Letter dated September 19, 2011
Intcomex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed on August 15, 2011
File No. 333-134090

Dear Mr. Krikorian:

We refer to the comment letter dated September 19, 2011 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 31, 2011 (the “Form 10-K”) and the Form 10-Q for the Fiscal Quarter Ended June 30, 2011, filed with the Commission on August 15, 2011 (the “Form 10-Q”) of Intcomex, Inc. (the “Company”).

We have set forth, in italics below, the text of each of the Staff’s comments noted in the comment letter, followed by our response.

******

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OFF-BALANCE SHEET ARRANGEMENTS, PAGE 57

1.	We note that in 2010 you engaged in factoring of specific accounts receivables and accounted for the transfer as a sale in accordance with FASB ASC 860. We note that you have credit insurance in order to mitigate credit risk related to the Company’s factoring of accounts receivable. In this regard, it appears that you are transferring the receivables with recourse. We refer you to ASC 860-10-55-46. Provide your analysis of why the transfer represents a sale under ASC 860-10-40-5. Indicate whether you recorded a recourse obligation. In addition, tell us whether you are receiving a fee for acting as the collection agent and explain why you did not recognize a service obligation. See ASC 860-50-25-1.

From time to time, the Company may factor accounts receivable with recourse. Typically, the accounts receivable that are factored have payment terms ranging between 30 and 60 days, and are related to customer accounts with good credit history.

We have reviewed and evaluated the agreements underlying factoring transactions with recourse for compliance with ASC 860-10-40-5. In accordance with ASC 860, we have concluded that these agreements have met all three conditions identified in ASC 860-10-40-5 (a) – (c).

Specifically, pursuant to the terms of the factoring agreements, the transferred financial assets have been isolated beyond the reach of the Company and its creditors, even in bankruptcy or other receivership, in accordance with ASC 860-10-40-5 (a). The factoring agreements state that the Company has sold and transferred title to the factored accounts receivable to the bank. Related documents are endorsed by the Company to the bank.

Additionally, the party purchasing the accounts receivables has the right to pledge and/or exchange the transferred assets without restrictions, as required by ASC 860-10-40-5 (b). The factoring agreements state that the bank has title to the factored accounts and that the Company has given up any and all rights associated with the factored accounts receivable.

Finally, the Company does not retain effective control over the transferred financial assets, as described in ASC 860-10-40-5 (c). The factoring agreements do not include any agreements, as described in ASC 860-10-40-5 (c) (1) – (3), which would cause the Company to retain effective control over the transferred assets.

Accordingly, the Company has accounted for this activity as a sale.

To confirm, given the quality of the factored accounts, the Company did not recognize a recourse obligation.

In certain instances, the Company may provide collection services on the factored accounts. That said, the Company does not receive any fees for acting as the collection agent. In such instances, collection services would be undertaken by the Credit & Collection Department, in its normal course of business, collecting on all outstanding invoices due from the Company’s various customers. Upon collection of funds, the Company must remit the funds to the bank in short order, usually within 15 days.

The Company has neither recognized a service obligation asset nor a liability, as described in ASC 860-50-25-1. Any benefit realized from use of the float on collected funds would be immaterial. For example, interest income earned or interest expense saved at a rate of 5% for 15 days on a cash float of $13.5 million would approximate less than $30,000. Likewise, any cost incurred on collection services would be immaterial. Compensation for a collections clerk would approximate $30,000 to $40,000 per year. Given these amounts, the potential benefits and/or costs associated with servicing these accounts would be immaterial, and as such, the Company has not recognized a service obligation.

2.	Tell us why you do not disclose this financing as an off-balance sheet arrangement within your liquidity disclosures on page 40. See Item 303(A)(4) of Regulation S-K.

The Company will include a disclosure discussing factoring arrangements within its liquidity disclosure in its future filings.

NOTE 7. INCOME TAXES, PAGE 67

3.	We note your statement in the second paragraph of page 70 that you do “not anticipate that the total amount of unrecognized tax benefits related to any particular tax position will change significantly within the next 12 months.” Please tell us the amount of your unrecognized tax benefits and how you determined that the other disclosures required by ASC 740-10-55-217 are not required.

The Company confirms that it does not have any unrecognized tax benefits, as of December 31, 2010, 2009 or 2008.

NOTE 18. SUBSEQUENT EVENTS, PAGE 85

4.	We note that you entered into a letter agreement on March 16, 2011 with Anthony and Michael Shalom and a CVC International subsidiary. Pursuant to this agreement the Shaloms are to receive $927,000 as reimbursement for an overpayment made to the company that was intended to satisfy an amount owed to another shareholder, CVCI. Please tell us why individual shareholders paid the company in order to satisfy an amount owed to another shareholder, how this payment was recorded in the financial statements when it was originally paid in 2007, and how it will be accounted for in the event that it is paid. Further, please explain how the first trigger “such time that such payment is not prohibited by any agreement by which the Company or any of its subsidiaries is bound,” will operate. In this regard, describe the agreements that prohibit this payment.

Pursuant to a stock purchase agreement dated August 27, 2004, which was included as Exhibit 2.1 of the Company’s Form S-4 filed with the Commission on May 12, 2006, certain selling shareholders and the Company agreed to indemnify the buying shareholders against certain losses.

As discussed in Note 11. Commitments and Contingencies of the Company’s Consolidated Financial Statements for the Year Ended December 31, 2007, which were included in the Company’s Form 10-K filed with the Commission on March 31, 2008, the Company negotiated a settlement with Uruguayan regulatory authorities related to certain tax matters. This settlement triggered the indemnification clause reference above. As part of the settlement of the indemnification requirement, the parties executed an indemnity agreement dated June 29, 2007 (the “Indemnity Agreement”), which was included as Exhibit 10.1 of the Company’s Form 10-Q filed with the Commission on August 17, 2007.

Because the tax settlement resulted in a Company expense, the two parties discussed that it would be appropriate to reimburse the Company for the loss. Accordingly, by reimbursing the Company, the indemnified shareholders would be made whole for their respective share of the loss. As a result of negotiations between the parties, pursuant to section 4 of the Indemnity Agreement, it was agreed that the indemnifying shareholders would make “payment to the Company…of an amount (the “Cash Amount”)”…and “the Cash Amount shall be treated as additional paid-in capital of the Company…” The receipt of these funds was recorded in this manner and is reflected in the Consolidated Statement of Cash Flows and the Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2007.

Should the Company be required to pay the $927,000 reimbursement, the payment will be recognized as a return of capital, which would result in a reduction of additional paid-in capital.

Currently, however, the Company is restricted from making such distribution payments, pursuant to the definition of “Restricted Payments” as defined in section 1.1 of Indenture Agreement on the 13 1/4% Second Priority Senior Secured Notes Due 2014, which was included as Exhibit 4.1 of the Company’s Form 8-K filed with the Commission on December 23, 2009. The Company’s ability to pay this amount is contingent upon the termination of such restriction.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2011

CONDENDED CONSOLIDATED BALANCE SHEETS, PAGE 3

5.	Tell us whether the conversion of non-voting Class B common shares into voting common shares resulted in shareholders maintaining their pre-conversion ownership. In this regard, indicate whether there was an accounting impact from this conversion. Cite the accounting literature that supports your conclusion. Provide us with a summary of the company’s major shareholders as of June 30, 2011.

We confirm that upon conversion of non-voting Class B common shares into voting common shares each shareholder maintained his/her pre-conversion ownership interest in the Company. Additionally, there was no accounting impact from this conversion on the Company’s consolidated financial statements. The only impact realized was a reclassification between the par value of the non-voting Class B common shares and the par value of the voting common stock; however, because of the nominal par value and the scale of the presentation, the reclassification was not evident on the face of the consolidated balance sheet. Additionally, there was no impact on the earnings per share calculation. The only difference in rights between the non-voting Class B common shares and the voting common shares was the ability to vote. All other rights were identical, that is the two classes of stock participated equally in the earnings of the Company. Accordingly, the Company has historically calculated earnings per share with both classes included in the outstanding share calculation, in accordance with ASC 260.

As requested, we have included in Exhibit 1 a summary of the Company’s major shareholders as of June 30, 2011.

NOTE 3. ACQUISITION OF BUSINESS, PAGE 10

6.	Please tell us the fair value of the 38,769 shares issued as part of the acquisition of Brightpoint and how the fair value was determined. Your disclosure in the first paragraph seems to indicate that these shares were issued as consideration for the business combination. Please explain how you determined that $22,500 is the total consideration transferred and indicate why you are presenting the $15,000 as cash received from sale of common stock in the statement of cash flows. That is, tell us why the cash acquired is being accounted for separately from the acquisition.

The Company has estimated the fair value of the shares issued as part of the Brightpoint acquisition at $580.36 per share. The estimated fair value was the result of arms length negotiations between Brightpoint and the Company, which are two unrelated parties.

In summary, the business combination required the Company to issue an aggregate number of common shares to Brightpoint, such that its ownership interest in the Company, upon completion of the transaction, would equal 23%—that was 38,769 shares of common stock. In exchange, Brightpoint contributed all of its operations in Colombia and Guatemala, certain assets and liabilities related to the rest of its Latin American operations, and $15.0 million in cash, subject to adjustment. Accordingly, the estimated value of the entire transaction approximated $22.5 million, with $7.5 million approximating the fair value of the tangible and intangible assets acquired.

Given the significance of the cash component, which represented approximately 67% of the negotiated value, the Company bifurcated its presentation of the transaction in the Consolidated Statement of Cash Flows. Essentially, the $15.0 million cash component of the transaction has been presented as the sale of common stock in the financing activity, and the $7.5 million balance has been presented as a non-cash investing activity for which we issued shares of common stock.

As noted in Note 3. Acquisition of Business in the Condensed Consolidated Financial Statements included in the Form 10-Q, the Company has “engaged independent valuation experts to assist in the determination of the fair value of the assets and liabilities acquired in the Brightpoint Acquisition, which has not yet been finalized. The preliminary purchase price allocation for the Brightpoint Acquisition was based upon the Company’s preliminary calculations, valuation, estimates and assumptions, which are subject to change, as the Company obtains additional information for the estimates during the respective measurement period of no later than one year from the Acquisition Date. The primary areas of those preliminary purchase price allocations that are not yet finalized relate to certain tangible assets acquired and liabilities assumed, identifiable intangible assets, taxes, valuation of equity consideration and residual goodwill.”

Accordingly, the Company will update its disclosure in future filings as warranted upon the conclusion of its valuation exercise.

******

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q and that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Russell A. Olson, the Company’s Chief Financial Officer, at (305) 477-6230 if you have any further questions, comments or would like to discuss any of the Company’s responses.

Sincerely,

/s/ Russell A. Olson
Russell A. Olson
Chief Financial Officer
Intcomex, Inc.

Exhibit 1

Intcomex, Inc.

Major Shareholders

As of June 30, 2011

Shareholder	Number of Common Shares	% of Total Shares
CVCI Intcomex Investment LP	66,519	39.54%
Brightpoint Latin America, Inc.	38,769	23.04%
Shalom Holdings 1, LLLP	24,830	14.76%
Shalom Holdings 3, LLLP	10,746	6.39%
All owners of less than 5% ownership	27,376	16.27%

Total Common Shares	168,240	100.00%